Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS AND YEAR ENDED MARCH 31, 2023

Gurugram, India and New York May 30, 2023— Yatra Online, Inc. (NASDAQ: YTRA) (the “Company”), India’s leading corporate travel services provider and one of India’s leading online travel companies, today announced its unaudited financial and operating results for the three months and year ended March 31, 2023.

“We wrapped up Fiscal Year 2023, with our strongest quarter yet since the onset of COVID, registering an exceptional YoY growth of 97.4% in Revenue and 93.3% in Adjusted Revenue. This strong performance is attributed to the marked recovery and market share gains in recent quarters in both our consumer and corporate travel businesses which enabled us to achieve the highest payout slabs for our year end incentives with GDS and airlines. Additionally, the successful onboarding of new corporate customers in our business travel segment further bolstered our growth trajectory. Notably, we signed a record number of 97 medium to large corporate customers in the year ended March 31, 2023, a testament to our corporate leadership and capabilities and the continued recovery in the travel sector. Our revenue and adjusted revenue for the quarter ended March 31, 2023, were reported at INR 1,194.3 million (USD 14.5 million) and INR 1,894.9 million (USD 23.1 million) respectively, well exceeding our projected guidance range of $19.5-20.5 million in adjusted revenue issued last quarter. In a stark contrast to the INR 53.4 million loss in the corresponding quarter in the prior year, we delivered a profit of INR 7.5 million (USD 0.1 million) in the three months ended March 31, 2023. Adjusted EBITDA for the quarter reached INR 185.6 million (USD 2.3 million), marking a significant increase of 251% YoY. India’s domestic passenger traffic grew by 4.6% in the three months ended March 31, 2023, compared to the prior quarter. Our domestic passenger traffic grew 33% compared to the prior quarter, reflecting strong underlining momentum in the business.

The domestic aviation industry in India grew 51% YoY reflecting a swift recovery from the lows of COVID and the long term growth trajectory for the Indian travel market remains very positive. This positive momentum carried over into the new fiscal year as well with April 2023, traffic rising 17% YoY to 12.9 million passengers. International travel has also shown a steady improvement during the quarter ended March 31, 2023, reaching approximately 90% of pre-COVID levels. As we move forward, we remain optimistic and committed to leveraging these positive trends to drive further growth and success.

Yatra Online Limited, our Indian subsidiary, or “Yatra India,” filed a Draft Red Herring Prospectus (DRHP) on March 25, 2022. This was submitted to the Securities and Exchange Board of India (SEBI), the primary regulatory body for the stock market in India, in preparation for a potential Initial Public Offering (IPO). The plan includes listing Yatra India’s equity shares on the Indian stock exchanges, hence referred to as the “Indian IPO”.

On November 17, 2022, we received the final observation letter from SEBI, indicating that the IPO can open for subscription within a year from the said date. In light of this, we embarked on our India investor outreach (IPO roadshow) in the early part of the March quarter. This involved engaging with prominent investors in India, including leading domestic mutual funds, family offices, and hedge funds in the Indian market. The feedback has been overwhelmingly positive due to our strong performance, the evident recovery of both consumer and corporate travel in India, and favorable macro trends that suggest a potential for sustained growth in the sector. However, due to the broader macro environment in the global market, the investor feedback process has been lengthier than we anticipated. Despite this, we have noted that key investors continue to express interest and engagement. This gives us confidence in our prospects for a successful IPO. Aside from bolstering our financial position, we believe that this offering will provide us with the opportunity to more assertively pursue new corporate business. Additionally, it will enable us to explore strategic alliances with partners who may have been hesitant to engage with an overseas structure in the past.” - Dhruv Shringi, Co-founder and CEO.

Financial and operating highlights for the three months ended March 31, 2023:

●	Revenue of INR 1,194.3 million (USD 14.5 million), representing an increase of 97.4% year-over-year basis (“YoY”).
●	Adjusted Revenue(1) of INR 1,894.9 million (USD 23.1 million), representing an increase of 93.3% YoY.
●	Adjusted Revenue(1) from Air Ticketing of INR 1,459.6 million (USD 17.8 million), representing an increase of 118.7% YoY.
●	Adjusted Revenue(1) from Hotels and Packages of INR 268.4 million (USD 3.3 million), representing an increase of 49.3% YoY.
●	Total Gross Bookings (Air Ticketing, Hotels and Packages and Other Services)(3) of INR 17,832.7 million (USD 217.0 million), representing an increase of 56.1% YoY.

●	Profit for the period was INR 7.5 million (USD 0.1 million) versus a loss of INR 117.2 million (USD 1.4 million) for the three months ended March 31, 2022, reflecting a decrease in loss by INR 124.7 million (USD 1.5 million) YoY.
●	Result from operations were a profit of INR 115.5 million (USD 1.4 million) versus a loss of INR 53.4 million (USD 0.6 million) for the three months ended March 31, 2022, reflecting an improvement of 316.5% YoY.
●	Adjusted EBITDA(2) Profit was INR 185.6 million (USD 2.3 million) reflecting an increase of 251.0% YOY.

Financial and operating highlights for the year ended March 31, 2023:

●	Revenue of INR 3,827.3 million (USD 46.6 million), representing an increase of 92 .4% year-over-year basis (“YoY”).
●	Adjusted Revenue(1) of INR 6,153.1 million (USD 74.9 million), representing an increase of 86.3% on a YoY.
●	Adjusted Revenue(1) from Air Ticketing of INR 4,335.3 million (USD 52.7 million), representing an increase of 96.1% YoY.
●	Adjusted Revenue(1) from Hotels and Packages of INR 1,065.9 million (USD 13.0 million), representing an increase of 79.9% YoY.
●	Total Gross Bookings (Air Ticketing, Hotels and Packages and others) (3) of INR 67,560.3 million (USD 822.0 million), representing an increase of INR 33,099.1 million (USD 402.7 million) YoY.
●	Loss for the period was INR 288.2 million (USD 3.5 million) versus a loss of INR 482.5 million (USD 5.9 million) in the year ago period.
●	Result from operations were a profit of INR 79.7 million (USD 1.0 million) versus a loss of INR 431.5 million (USD 5.2 million) in the year ago period.
●	Adjusted EBITDA (2) profit was INR 422.9 million (USD 5.1 million) versus a loss of INR 159.0 million (USD 1.9 million) in the year ago period.

	Three months ended March 31,
	2022	2023	2023
	Unaudited	Unaudited	Unaudited	YoY Change
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	604,892	1,194,270	14,531	97.4%
Results from operations	(53,375)	115,546	1,406	316.5%
Profit/(Loss) for the period	(117,187)	7,547	92	106.4%
Financial Summary as per non-IFRS measures
Adjusted Revenue (1)	980,042	1,894,855	23,054	93.3%
Air Ticketing	667,482	1,459,605	17,759	118.7%
Hotels and Packages	179,764	268,386	3,265	49.3%
Other Services	55,150	38,125	464	(30.9)%
Others (Including Other Income)	77,646	128,739	1,566	65.8%
Adjusted EBITDA (2)	52,897	185,648	2,259	251.0%
Operating Metrics
Gross Bookings (3)	11,426,411	17,832,713	216,969	56.1%
Air Ticketing	9,439,494	15,122,132	183,990	60.2%
Hotels and Packages	1,050,215	2,107,435	25,641	100.7%
Other Services (6)	936,702	603,146	7,338	(35.6)%
Net Revenue Margin% (4)
Air Ticketing	7.1%	9.7%
Hotels and Packages	17.1%	12.7%
Other Services	5.9%	6.3%
Quantitative details (5)
Air Passengers Booked	1,128	1,725		53.0%
Stand-alone Hotel Room Nights Booked	317	425		34.2%
Packages Passengers Travelled	4	5		35.1%

	Year ended March 31,
	2022	2023	2023
	Unaudited	Unaudited	Unaudited	YoY Change
(In thousands except percentages)	INR	INR	USD	%
Financial Summary as per IFRS
Revenue	1,989,376	3,827,265	46,566	92.4%
Results from operations	(431,473)	79,666	969	118.5%
Loss for the period	(482,461)	(288,167)	(3,506)	40.3%
Financial Summary as per non-IFRS measures
Adjusted Revenue (1)	3,302,361	6,153,143	74,865	86.3%
Air Ticketing	2,211,074	4,335,292	52,747	96.1%
Hotels and Packages	599,151	1,065,928	12,969	77.9%
Other Services	161,504	177,685	2,162	10.0%
Others (Including Other Income)	330,632	574,238	6,987	73.7%
Adjusted EBITDA (2)	158,958	422,872	5,145	166.0%
Operating Metrics
Gross Bookings (3)	34,298,367	67,397,494	820,021	96.5%
Air Ticketing	27,648,844	56,408,351	686,316	104.0%
Hotels and Packages	3,487,276	8,178,106	99,502	134.5%
Other Services (6)	3,162,247	2,811,038	34,202	(11.1)%
Net Revenue Margin% (4)
Air Ticketing	8.0%	7.7%
Hotels and Packages	17.2%	13.0%
Other Services	5.1%	6.3%
Quantitative details (5)
Air Passengers Booked	3,706	5,601		51.1%
Stand-alone Hotel Room Nights Booked	1,018	1,753		72.2%
Packages Passengers Travelled	10	21		109.2%

Note:

(1)	Adjusted Revenue represents Revenue and other income after deducting service costs and adding back expenses related to consumer promotions and loyalty program costs that have been reduced from Revenue. See section “Certain Non-IFRS Measures.”
(2)	See the section below titled “Certain Non-IFRS Measures.”
(3)	Gross Bookings represent the total amount paid by our customers for travel services, freight services and products booked through us, including taxes, fees and other charges, and are net of cancellation and refunds.
(4)	Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Bookings.
(5)	Quantitative details are considered on a gross basis.
(6)	Other Services primarily consists of freight business, bus, rail and cab and others services.

As of March 31, 2023, 63,647,927 ordinary shares (on an as-converted basis), par value $0.0001 per share, of the Company (the “Ordinary Shares”) were issued and outstanding.

Convenience Translation

The interim unaudited condensed consolidated financial statements are stated in INR. However, solely for the convenience of readers, the unaudited interim condensed consolidated statement of profit or loss and other comprehensive loss for the three months and year ended March 31, 2023, the unaudited interim condensed consolidated statement of financial position as of March 31, 2023, the unaudited interim condensed consolidated statement of cash flows for the year ended March 31, 2023 and discussion of the results of the three months and year ended March 31, 2023 compared with three months and year ended March 31, 2022, were converted into U.S. dollars at the exchange rate of 82.19 INR per USD, which is based on the noon buying rate as at March 31, 2023, in The City of New York for cable transfers of Indian rupees as certified for customs purposes by the Federal Reserve Bank of New York. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Initial Public Offering of Yatra Online Limited

Yatra Online Limited (“Yatra India”) is contemplating an initial public offering of its equity shares (“Equity Shares”) in India and filed a draft red herring prospectus (DRHP) on March 25, 2022 with the Securities and Exchange Board of India. The Equity Shares will not be interchangeable with the Ordinary Shares. The Ordinary Shares will continue to trade on the Nasdaq Capital Market and, after the contemplated listing, the Equity Shares are expected to trade on the Indian stock exchanges. Yatra India has received the final observation letter dated November 17, 2022 from the SEBI in connection with the DRHP. The proposed Indian IPO can open for subscription within 12 months. The timing and completion, and investor interest relating to, of the Indian IPO is subject to various risks and uncertainties.

COVID-19 Pandemic

The Indian travel industry continues to see strong recovery in both Corporate and Consumer sectors as evidenced by the financial operating results mentioned in this form above, with both sectors growing healthily YoY. Despite the overwhelming recovery of the business in the last fiscal year ending on March 31, 2023, the effects of the COVID-19 pandemic will, to some extent, remain unpredictable on our business, results of operations, cash flows and growth prospects including the severity, extent and duration of the pandemic, its impact on the travel industries and consumer spending, rates of vaccination and the effectiveness of vaccinations against various mutations or variants of the COVID-19 pandemic. We continue to emphasise upon automating various of our functions in order to enhance the efficiency and customer experience along with certain cost reduction initiatives.

GoAir

On May 2, 2023, Go Airlines (India) Limited, or Go First, one of the smaller domestic airlines, filed an application for voluntary insolvency resolution proceedings before the National Company Law Tribunal, or NCLT, in India, citing the supply of faulty aircraft engines and failure of its engine supplier to replace them on time, which resulted in the grounding of half of its fleet and consequent operational and financial issues. On May 10, 2023, the NCLT admitted the application and granted protection to Go First by imposing a moratorium against recovery by lessors, lenders and other creditors of Go First. In addition, the NCLT has appointed an interim resolution professional (IRP) to operate Go First and to maintain Go First as a going concern We have made the appropriate filing with the IRP in connection with its claims. As of the date hereof, Go First has suspended all flights until May 30, 2023.

On May 24, 2023, Aviation regulator Directorate General of Civil Aviation (DGCA) granted a month’s time to cash-strapped Go First airline to submit its restructuring or revival plan for sustainable revival of operations.

Such disruptions to the commercial aviation landscape may result in a reduction in the supply of air tickets available on our platform, which could negatively impact our gross bookings, air ticketing revenue and results from operating activities. Please refer to the “Risk Factors” section of our annual report on Form 20-F dated August 1, 2022, including, without limitation, the risks highlighting that (i) we are dependent on our airline ticketing business, which generates a significant percentage of our revenues and is derived from a small number of airline suppliers in India; (ii) we are exposed to risks associated with Indian businesses, particularly those in the Indian travel industry, including bankruptcies, restructurings, consolidations and alliances of its partners, the credit worthiness of these partners, and the possible obligation to make payments to our partners captured under the heading “Risks Related to Our Business and Industry”. The Company has also accounted for a reversal of the expected income accrual of INR 15.1 million (USD 0.2 million) for the year ended March 31, 2023 and an advance of INR 24.1 million (UDS 0.3 million) as on May 3, 2023.

Results of Three Months Ended March 31, 2023

Revenue. We generated Revenue of INR 1,194.3 million (USD 14.5 million) in the three months ended March 31, 2023, an increase of 97.4% compared with INR 604.9 million (USD 7.4 million) in three months ended March 31, 2022. Increase in revenue was primarily contributed by recovery in both our consumer and corporate travel business due to diminishing impact of COVID-19 as compared to corresponding period of March 31, 2022 and an accrual of threshold bonus for Global Distribution System (“GDS”) contracts in the three months ended March 31, 2023.

Service cost. Our Service cost increased to INR 228.2 million (USD 2.8 million) in the three months ended March 31, 2023, compared to Service cost of INR 46.7 million (USD 0.6 million) in the three months ended March 31, 2022, primarily due to higher package sales in the three months ended March 31, 2023 on account of recovery in consumer travel markets.

Adjusted Revenue.(1) Our Adjusted Revenue increased by 93.3% to INR 1,894.9 million (USD 23.1 million) in the three months ended March 31, 2023, from INR 980.0 million (USD 11.9 million) in the three months ended March 31, 2022. In the three months ended March 31, 2023, Adjusted Revenue includes the add-back of INR 906.4 million (USD 11.0 million) compared to an add-back of INR 396.4 million (USD 4.8 million) in the three months ended March 31, 2022 in the nature of consumer promotion and certain loyalty program costs reduced from Revenue. These expenses have been added back to calculate Adjusted Revenue, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way we view our ongoing business. Under IFRS 15, these expenses are required to be reduced from Revenue, an IFRS measure. The increase in Adjusted Revenue has been primarily contributed by 118.7% from Adjusted Revenue from Air Ticketing, 49.3% from Adjusted Revenue from Hotels and Packages, a decrease of 30.9% from Adjusted Revenue from Other Services and 65.8% from Others (Including Other Income).

The following table reconciles our Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure), for further details, see section below titled “Certain Non-IFRS Measures.”

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure)

	Air Ticketing		Hotels and Packages		Other Services		Others		Total
	Three months ended March 31,
Amount in INR thousands (Unaudited)	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Revenue	321,615	625,618	180,521	429,491	50,515	32,759	52,241	106,402	604,892	1,194,270
Add: Customer promotional expenses	345,867	833,987	45,902	67,097	4,635	5,366	-		396,404	906,450
Service cost	-	-	(46,659)	(228,201)			-	-	(46,659)	(228,201)
Other income	-	-	-	-			-	-	25,405	22,337
Adjusted Revenue	667,482	1,459,605	179,764	268,386	55,150	38,125	52,241	106,402	980,042	1,894,856

Air Ticketing. Revenue from our Air Ticketing business was INR 625.6 million (USD 7.6 million) in the three months ended March 31, 2023 as compared to INR 321.6 million (USD 3.9 million) in the three months ended March 31, 2022, reflecting an increase of 94.5%.

Adjusted Revenue (1) from our Air Ticketing business increased to INR 1,459.6 million (USD 17.8 million) in the three months ended March 31, 2023, as compared to INR 667.5 million (USD 8.1 million) in the three months ended March 31, 2022. In the three months ended March 31, 2023 , Adjusted Revenue (1) for Air Ticketing includes the add-back of INR 834.0 million (USD 10.1 million) of consumer promotion and loyalty program costs, which reduced Revenue as per IFRS 15, against an add-back of INR 345.9 million (USD 4.2 million) in the three months ended March 31, 2022. The recovery in revenue and adjusted revenue is on account of volume growth, an accrual of threshold bonus for GDS contracts and additional incentives from suppliers due to increase in travel demand.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 429.5 million (USD 5.2 million) in the three months ended March 31, 2023, as compared to INR 180.5 million (USD 2.2 million) in the three months ended March 31, 2022 , reflecting an increase of 137.9%.

Adjusted Revenue (1) for this segment increased by 49.3% to INR 268.4 million (USD 3.3 million) in the three months ended March 31, 2023 from INR 179.8 million (USD 2.2 million) in the three months ended March 31, 2022. In the three months ended March 31, 2023, Adjusted Revenue (1) for Hotels and Packages includes the add-back of customer promotional expenses, which had been reduced from Revenue as per IFRS 15 of INR 67.1 million (USD 0.8 million) against an add-back of INR 45.9 million (USD 0.6 million) in the three months ended March 31, 2022. The increase in Revenue and Adjusted Revenue in the three months ended March 31, 2023 is on account of recovery in domestic travel, along with addition of new distribution partners. The reduction in net margin is on account of change in mix in favor of packages.

Other Services. Our Revenue from Other Services was INR 32.8 million (USD 0.4 million) in the three months ended March 31, 2023, a decrease from INR 50.5 million (USD 0.6 million) in the three months ended March 31, 2022.

Adjusted Revenue for this segment decreased by 30.9% to INR 38.1 million (USD 0.5 million) in the three months ended March 31, 2023, from INR 55.2 million (USD 0.7 million) in the three months ended March 31, 2022. In the three months ended March 31, 2023, Adjusted Revenue includes the add-back of consumer promotion expenses, which had been reduced from Revenue of INR 5.4 million (USD 0.1 million) against an add-back of INR 4.6 million (USD 0.1 million) in the three months ended March 31, 2022 pursuant to IFRS 15. This decrease in Adjusted Revenue is primarily due to a decrease in revenue from our freight business.

(1)	See the section titled “Certain Non-IFRS Measures.”

Other Revenue. Our Other Revenue was INR 106.4 million (USD 1.3 million) in the three months ended March 31, 2023, an increase from INR 52.2 million (USD 0.6 million) in the three months ended March 31, 2022 due to increase in advertising revenue.

Other Income. Our Other Income decreased to INR 22.3 million (USD 0.3 million) in the three months ended March 31, 2023 from INR 25.4 million (USD 0.3 million) in the three months ended March 31, 2022 due to decrease in write back of liabilities no longer required to be paid.

Personnel Expenses. Our personnel expenses increased by 9.9% to INR 279.4 million (USD 3.4 million) in the three months ended March 31, 2023 from INR 254.3 million (USD 3.1 million) in the three months ended March 31, 2022. Excluding employee share-based compensation costs of INR 26.5 million (USD 0.3 million) in the three months ended March 31, 2023, compared to INR 31.6 million (USD 0.4 million) in the three months ended March 31, 2022, personnel expenses increased by 13.6% in the three months ended March 31, 2023 due to the impact of the reinstatement of salaries for employees to pre-pandemic levels and annual salary increase, along with increase in headcount.

Marketing and Sales Promotion Expenses. Marketing and Sales Promotion Expenses increased by 320.7% to INR 142.4 million (USD 1.7 million) in the three months ended March 31, 2023 from INR 33.9 million (USD 0.4 million) in the three months ended March 31, 2022. Adding back the expenses for consumer promotions and loyalty program costs, which have been deducted from Revenue per IFRS 15, our marketing spend would have been INR 1,048.9 million (USD 12.8 million) in the three months ended March 31, 2023 against INR 430.3 million (USD 5.2 million) in the three months ended March 31, 2022, increased by 143.8% on a YoY.

Other Operating Expenses. Other operating expenses increased by 48.5% to INR 407.4 million (USD 5.0 million) in the three months ended March 31, 2023 from INR 274.3 million (USD 3.3 million) in the three months ended March 31, 2022 primarily due to increase in commission, legal and professional charges, payment gateway charges and provision for doubtful receivables.

Adjusted EBITDA(1). Due to the foregoing factors, Adjusted EBITDA Profit(1) increased to INR 185.6 million (USD 2.3 million) in the three months ended March 31, 2023 from an Adjusted EBITDA Profit(1) of INR 52.9 million (USD 0.6 million) in the three months ended March 31, 2022.

Depreciation and Amortization. Our depreciation and amortization expenses decreased by 40.8% to INR 43.6 million (USD 0.5 million) in the three months ended March 31, 2023 from INR 73.6 million (USD 0.9 million) in the three months ended March 31, 2022 primarily due to a decrease in fully depreciated and amortized assets in the three months ended March 31, 2023.

Impairment of loan to joint venture. On September 28, 2012, we entered into a joint venture agreement with respect to a company that operates in adventure travel activities. As at March 31, 2022, the Company has impaired the outstanding loan amount of INR 1.0 million (USD 0.01 million) to the joint venture.

Results from Operations. As a result of the foregoing factors, our Results from Operations were a profit of INR 115.5 million (USD 1.4 million) in the three months ended March 31, 2023. Our loss for the three months ended March 31, 2022 was INR 53.4 million (USD 0.6 million). Excluding the employee share-based compensation costs and impairment of loan to joint venture, Adjusted Results from Operations(1) would have been a profit of INR 142.0 million (USD 1.7 million) for three months ended March 31, 2023 as compared to a loss of INR 20.7 million (USD 0.3 million) for three months ended March 31, 2022.

(1)	See the section titled “Certain Non-IFRS Measures.”

Finance Income. Our finance income increased to INR 13.1 million (USD 0.2 million) in the three months ended March 31, 2023 from INR 4.9 million (USD 0.1 million) in the three months ended March 31, 2022. This was primarily due to a decrease in the interest income earned from our bank deposits.

Finance Costs. Our finance costs of INR 101.9 million (USD 1.2 million) in the three months ended March 31, 2023 which includes interest on the lease liability of INR 8.8 million (USD 0.1 million) increased by INR 72.5 million (USD 0.9 million) from finance cost of INR 29.4 million (USD 0.4 million) in the three months ended March 31, 2022, which includes interest on the lease liability of INR 9.8 million (USD 0.1 million). The increase was due to increase in interest on borrowings and increase in borrowings facilities which includes invoice discounting/working capital facilities and non-convertible debenture.

Listing and related expenses. Listing and related expenses relate to the expenses incurred in connection with the Indian IPO. During the three month ended March 31, 2023, the Company has incurred INR 3.4 million (USD 0.1 million) compared to INR 33.9 million (USD 0.4 million) during the three months ended March 31, 2022 is charged to the profit and loss.

Income Tax Expense. Our income tax expense during the three months ended March 31, 2023 was INR 15.8 million (USD 0.2 million) compared to INR 5.4 million (USD 0.1 million) during the three months ended March 31, 2022.

Profit for the Period. As a result of the foregoing factors, our profit in the three months ended March 31, 2023 was INR 7.5 million (USD 0.1 million) as compared to a loss of INR 117.2 million (USD 1.4 million) in the three months ended March 31, 2022. Excluding the employee share based compensation costs, listing and related expenses and impairment of loan to joint venture, the Adjusted profit(1) would have been INR 37.4 million (USD 0.5 million) for the three months ended March 31, 2023 and Adjusted loss(1) INR 50.6 million (USD 0.6 million) for the three months ended March 31, 2022.

Basic Earnings/(Loss) per Share. Basic Earnings per Share was INR 0.10 (USD 0.01) in the three months ended March 31, 2023 as compared to Basic Loss per share of INR 1.86 (USD 0.02) in the three months ended March 31, 2022. After excluding the employee share-based compensation costs, listing and related expenses and impairment of loan to joint venture, Adjusted Basic Earnings per Share(1) would have been INR 0.56 (USD 0.01) in the three months ended March 31, 2023, as compared to Adjusted Basic Loss INR 0.80 (USD 0.01) in the three months ended March 31, 2022.

Diluted Earnings/(Loss) per Share. Diluted Earnings per Share was INR 0.09 (USD 0.01) in the three months ended March 31, 2023 as compared to Diluted Loss per share of INR 1.86 (USD 0.02) in the three months ended March 31, 2022. After excluding the employee share-based compensation costs, listing and related expenses and impairment of loan to joint venture, Adjusted Diluted Earnings per Share(1) would have been INR 0.53 (USD 0.01) in the three months ended March 31, 2023 as compared to Adjusted Diluted Loss INR 0.80 (USD 0.01) in the three months ended March 31, 2022.

Liquidity. As of March 31, 2023 , the balance of cash and cash equivalents and term deposits on our balance sheet was INR 1,091.0 million (USD 13.3 million).

Company’s subsidiaries’ factoring debt facility contains certain financial covenants relating to unencumbered cash and cash equivalents to be equal to 12 months trailing cash burn, positive net worth and total operating liabilities should not exceed twice tangible net worth. At March 31, 2023 there was a non compliance in relation to one of the debt covenants, i.e. “total operating liabilities should not exceed twice tangible net worth”. The Company’s subsidiaries secured a waiver from the lender in this respect subsequent to March 31, 2023 on May 17, 2023. By virtue of cross default provisions in other debt facilities availed by the Company and its subsidiaries, these debt facilities became payable on demand. These include debt facilities availed from Blacksoil Capital Private Limited, Black Soil India Credit Fund, Mak Capital Fund, LP, N+1 Capital, IDFC First bank and Federal Bank. The Company and its subsidiaries obtained waivers from all of these lenders subsequent to March 31, 2023 during May, 2023. Accordingly, such defaults did not have any impact on the Company’s liquidity position, future cash flows and its going concern assessment.

Since the waivers in relation to the non-compliance of the debt covenants were received subsequent to end of reporting period, the portions of the debt facilities amounting to INR 219.1 million (USD 2.7 million), which otherwise should have been classified as non-current have been classified as current at March 31, 2023.

Further, on May 9, 2023, the Company’s subsidiaries renegotiated the terms of its financial covenants with Axis Bank Limited and replaced the covenant pertaining to “total operating liabilities should not exceed twice of tangible net worth” with “ Debt to Equity ratio should be more than 2.0”. The Company’s subsidiaries, going forward would be required to comply with this requirement.

(1)	See the section titled “Certain Non-IFRS Measures.”

Results of Year ended March 31, 2023 Compared to Year Ended March 31, 2022

Revenue. We generated revenue of INR 3,827.3 million (USD 46.6 million) in the year ended March 31, 2023, an increase of 92.4% compared with INR 1,989.4 million (USD 24.2 million) in year ended March 31, 2022. Increase in revenue was primarily contributed by recovery in both our consumer and corporate travel business due to diminishing impact of COVID-19 as compared to corresponding period of March 31, 2022 and an accrual of threshold bonus for GDS contracts in the year ended March 31, 2023.

Service Cost. Our service cost increased to INR 669.1 million (USD 8.1 million) in the year ended March 31, 2023 from INR 159.3 million (USD 1.9 million) in the year ended March 31, 2022 primarily due to higher package sales in the year ended March 31, 2023 on account of recovery in consumer travel markets.

Adjusted Revenue(1) Our Adjusted Revenue increased by 86.3% to INR 6,153.1 million (USD 74.9 million) in the year ended March 31, 2023 from INR 3,302.4 million (USD 40.2 million) in the year ended March 31, 2022. In the year ended March 31, 2023`, Adjusted Revenue includes the add-back of INR 2,842.5 million (USD 34.6 million) compared to an add-back of INR 1,313.6 million (USD 16.0 million) in the year ended March 31, 2022, of expenses in the nature of consumer promotion and certain loyalty program costs reduced from revenue. These expenses have been added back to calculate Adjusted Revenue, with the accompanying increase in marketing and sales promotions expenses, to more accurately reflect the way we view our ongoing business. Under IFRS 15, these expenses are required to be reduced from revenue, an IFRS measure. The increase in Adjusted Revenue resulted mainly from an increase of 96.1% in our Adjusted Revenue from Air Ticketing along with an increase of 77.9% in our Adjusted Revenue from Hotels and Packages, an increase of 10.0% in Other Services and an increase of 73.7% Others (including Other Income) which primarily consists of advertisement income, facilitation fees and excess provision written back.

The following table reconciles our Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure), For further details, see section below titled “Certain Non-IFRS Measures.”

	Air Ticketing		Hotels and Packages		Other Services		Others		Total
	Year ended March 31,
Amount in INR thousands	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Revenue	1,150,474	1,779,972	520,740	1,471,270	146,178	154,305	171,984	421,718	1,989,376	3,827,265
Add: Customer promotional expenses	1,060,600	2,555,320	237,695	263,756	15,326	23,380	-	-	1,313,621	2,842,455
Service cost	-	-	(159,284)	(669,098)			-	-	(159,284)	(669,098)
Other income	-	-	-	-			-	-	158,648	152,520
Adjusted Revenue	2,211,074	4,335,292	599,151	1,065,928	161,504	177,685	171,984	421,718	3,302,361	6,153,142

Air Ticketing. Revenue from our Air Ticketing business was INR 1,780.0 million (USD 21.7 million) in the year ended March 31, 2023 against INR 1,150.5 million (USD 14.0 million) in the year ended March 31, 2022.

Adjusted Revenue (1) from our Air Ticketing business increased to INR 4,335.3 million (USD 52.7 million) in the year ended March 31, 2023 against INR 2,211.1 million (USD 26.9 million) in the year ended March 31, 2022. In the year ended March 31, 2023 , Adjusted Revenue (1) for Air Ticketing includes the addition of INR 2,555.3 million (USD 31.1 million) in the year ended March 31, 2023 against INR 1,060.6 million (USD 12.9 million) in the year ended March 31, 2022 of consumer promotion and loyalty program costs, which reduced revenue as per IFRS 15. The recovery in revenue and adjusted revenue is on account of volume growth, an accrual of threshold bonus for GDS contracts and additional incentives from suppliers due to increase in travel demand.

Hotels and Packages. Revenue from our Hotels and Packages business was INR 1,471.3 million (USD 17.9 million) in the year ended March 31, 2023 against INR 520.7 million (USD 6.3 million) in the year ended March 31, 2022.

Adjusted Revenue (1) for this segment increased by 77.9% to INR 1,065.9 million (USD 13.0 million) in the year ended March 31, 2023 from INR 599.2 million (USD 7.3 million) in the year ended March 31, 2022. In the year ended March 31, 2023, Adjusted Revenue (1) for Hotels & Packages includes the add-back of INR 263.8 million (USD 3.2 million) against INR 237.7 million (USD 2.9 million) in the year ended March 31, 2022, of customer promotional expenses, which had been reduced from revenue as per IFRS 15. The increase in revenue and adjusted revenue in the year ended March 31, 2023 is on account of recovery in domestic travel, along with addition of new corporate customers and expansion of our distribution channels. The reduction in net margin is on account of change in mix in favor of packages.

Other Services. Our income from Other Services was INR 154.3 million (USD 1.9 million) in the year ended March 31, 2022, an increase from INR 146.2 million (USD 1.8 million) in the year ended March 31, 2022.

Adjusted Revenue for this segment increased by 10.0% to INR 177.7 million (USD 2.2 million) in the year ended March 31, 2023 from INR 161.5 million (USD 2.0 million) in the year ended March 31, 2022. In the year ended March 31, 2023, Adjusted Revenue includes add-back of INR 23.4 million (USD 0.3 million) in the year ended March 31, 2023 against INR 15.3 million (USD 0.2 million) in the year ended March 31, 2022 of consumer promotion expenses, which had been reduced from revenue as per IFRS 15. This increase in Adjusted Revenue is primarily due to increase in revenue from other services like rail, bus and car which is partially offset by decrease in freight revenue.

Other Revenue. Our Other Revenue was INR 421.7 million (USD 5.1 million) in the year months ended March 31, 2023, an increase from INR 172.0 million (USD 2.1 million) in the year months ended March 31, 2022.

Other Income. Our other income decreased to INR 152.5 million (USD 1.9 million) in the year ended March 31, 2023 from INR 158.6 million (USD 1.9 million) in the year ended March 31, 2022 due to the impact of write back of liabilities offset.

Personnel Expenses. Our personnel expenses increased by 12.4% to INR 1,148.4 million (USD 14.0 million) in the year ended March 31, 2023 from INR 1,021.9 million (USD 12.4 million) in the year ended March 31, 2022. Excluding employee share-based compensation costs of INR 152.1 million (USD 1.9 million) in the year ended March 31, 2023 from INR 209.5 million (USD 2.5 million) in the year ended March 31, 2022, personnel expenses increased by 22.7% in the year ended March 31, 2023 due to the impact of the reinstatement of salaries for employees to pre-pandemic levels and annual salary increase, along with increase in headcount.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 171.0% to INR 336.5 million (USD 4.1 million) in the year ended March 31, 2023 from INR 124.1 million (USD 1.5 million) in the year ended March 31, 2022. Adding back the expenses for consumer promotions and loyalty program costs, which have been reduced from revenue per IFRS 15, our marketing spend would have been INR 3,178.9 million (USD 38.7 million) against INR 1,437.8 million (USD 17.5 million) in the year ended March 31, 2022, 121.1% an increase year-over-year.

Other Operating Expenses. Other operating expenses increased by 74.1% to INR 1,555.0 million (USD 18.9 million) in the year ended March 31, 2023 from INR 893.3 million (USD 10.9 million) in the year ended March 31, 2022 primarily due to increase in commission, legal and professional charges, bad debts written off and provision for doubtful debts and payment gateway charge.

Adjusted EBITDA Profit(1). Due to the forgoing factors, Adjusted EBITDA profit(1) increased by 166.0% to INR 422.9 million (USD 5.1 million) in the year ended March 31, 2023 from Adjusted EBITDA loss(1) of INR 159.0 million (USD 1.9 million) in the year ended March 31, 2022.

Depreciation and Amortization. Our depreciation and amortization expenses decreased by 38.3% to INR 190.2 million (USD 2.3 million) in the year ended March 31, 2023 from INR 308.2 million (USD 3.7 million) in the year ended March 31, 2022 primarily due to an increase in fully depreciated and amortized assets in the year ended March 31, 2023.

Results from Operations. As a result of the foregoing factors, our result from operating activities was a profit of INR 79.7 million (USD 1.0 million) in the year ended March 31, 2023. Our loss for the year ended March 31, 2022 was INR 431.5 million (USD 5.2 million). Excluding the employee share-based compensation costs and impairment of loan to joint venture, Adjusted Results from Operations(1) would have been profit of INR 232.7 million (USD 2.8 million) for year ended March 31, 2023 as compared to loss of INR 149.2 million (USD 1.8 million) for year ended March 31, 2022.

Share of Loss of Joint Venture. This amount pertains to a reversal of the cumulative loss contribution relating to a joint venture investment that operates in adventure travel activities and represents a true-up of provision created by the Company as per the joint venture agreement post impairment of a loan to the joint venture. During the year ended March 31, 2022, we have reversed the liability on account of obligation arising due to contribution towards losses of the joint venture. Our Impairment of loan to Joint venture is INR 1.0 million (USD 0.1 million) in the year ended March 31, 2023 compared to a loss of INR 72.7 million (USD 0.9 million)) in the year ended March 31, 2022.

Finance Income. Our finance income decreased to INR 28.9 million (USD 0.4 million) in the year ended March 31, 2023 from INR 47.8 million (USD 0.6 million) in the year ended March 31, 2022. The decrease was primarily due to a decrease in the interest income from our bank deposits.

Finance Costs. Our finance costs increased to INR 326.4 million (USD 4.0 million) includes interest on the lease liability of INR 36.0 million (USD 0.4 million) in the year ended March 31, 2023 as compared to INR 100.5 million (USD 1.2 million) includes interest on the lease liability of INR 43.9 million (USD 0.5 million) in the year ended March 31, 2022. The increase was due to increase in interest on borrowings and increase in borrowings.

Listing and related expenses. Listing and related expenses relate to the expenses incurred in connection with the Indian IPO. During the year ended March 31, 2023, the Company has incurred INR 23.6 (USD 0.3 million) as compared to INR 55.8 million (USD 0.7 million) in the year ended March 31, 2022.

Change in fair value of warrants. On December 16, 2021, at 5:00 p.m., New York time, outstanding warrants to purchase an aggregate of 17,337,500 Ordinary Shares (the “Warrants”) expired by their original terms.

The change in the fair market value of warrants resulted in a gain of INR Nil during the year ended March 31, 2023, compared to a gain of INR 32.8 million (USD 0.4 million) during the year ended March 31, 2022.

Income Tax Expense. Our income tax expense during the year ended March 31, 2023 was INR 46.8 million (USD 0.6 million) compared to an expense of INR 16.9 million (USD 0.2 million) during the year ended March 31, 2022.

Loss for the Period. As a result of the foregoing factors, our loss in the year ended March 31, 2023 was INR 288.2 million (USD 3.5 million) as compared to a loss of INR 482.5 million (USD 5.9 million) in the year ended March 31, 2022. Excluding the employee share-based compensation costs, impairment of loan to joint venture, listing and related expenses and net change in fair value of warrants, the Adjusted Loss(1) would have been INR 111.5 million (USD 1.4 million) for year ended March 31, 2023 and INR 177.1 million (USD 2.2 million) for year ended March 31, 2022.

Basic Loss per Share. Basic loss per share was INR 4.59 (USD 0.07) in the year ended March 31, 2023 as compared to basic loss per share of INR 7.66 (USD 0.09) in the year ended March 31, 2022. After excluding the employee share-based compensation costs, impairment of loan to joint venture, listing and related expenses and net change in fair value of warrants, Adjusted Basic Loss per Share(1) would have been INR 1.81 (USD 0.02) in the year ended March 31, 2023, as compared to Adjusted Basic loss INR 2.84 (USD 0.03) in the year ended March 31, 2022.

Diluted Loss per Share. Diluted loss per share was INR 4.59 (USD 0.07) in the year ended March 31, 2023 as compared to Diluted loss per share of INR 7.66 (USD 2.84) in the year ended March 31, 2022. After excluding the employee share-based compensation costs, impairment of loan to joint venture, listing and related expenses and net change in fair value of warrants, Adjusted Diluted Loss per Share(1) would have been INR 1.81 (USD 0.02) in the year ended March 31, 2023 as compared to Adjusted Diluted loss INR 2.84 (USD 0.03) in the year ended March 31, 2022.

Conference Call

The Company will host a conference call to discuss its unaudited results for the three months and year ended March 31, 2023 beginning at 8:30 AM Eastern Daylight Time (or 6:00 PM India Standard Time) on May 30, 2023. Dial in details for the conference call is as follows: US/International dial-in number: +1 404 975 4839. Confirmation Code: 656094 (Callers should dial in 5-10 minutes prior to the start time and provide the operator with the Confirmation Code). The conference call will also be available via webcast at https://events.q4inc.com/attendee/604894453.

Certain Non-IFRS Measures

As certain parts of our Revenue are recognized on a “net” basis and other parts of our Revenue are recognized on a “gross” basis, we evaluate our financial performance based on Adjusted Revenue, which is a non-IFRS measure.

We believe that Adjusted Revenue provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Adjusted Revenue may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Adjusted Revenue, we also refer to Adjusted EBITDA Profit, Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share which are also non-IFRS measures. For our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors, these non-IFRS financial measures exclude employee share-based compensation cost, impairment of loan to joint venture, listing and related expenses and change in fair value of warrants. Our non-IFRS financial measures reflect adjustments based on the following:

●	Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

(1)	See the section titled “Certain Non-IFRS Measures.”

●	Change in fair value of warrants - Consequent to consummation of the business combination, the Company assumed 34.67 million warrants having a right to subscribe for 17.33 million Ordinary Shares and the warrants issued to Macquarie Corporate Holdings PTY Limited. The accounting guidance requires that we record any change in the fair value of these warrants in consolidated statement of profit or loss and other comprehensive loss. We have excluded the effect of the implied fair value changes in calculating our non-IFRS financial measures. On December 16, 2021, at 5:00 p.m., New York time, outstanding warrants (the “Warrants”) to purchase an aggregate of 17,337,500 of our ordinary shares expired by their original terms.

●	Impairment of loan to joint venture - The impairment cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing the fair value of the assets on the balance sheet date. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

●	Listing and related expenses - These primarily reflect the non-recurring expenses incurred on the IPO process of Yatra India.

We evaluate the performance of our business after excluding the impact of the above measures and believe it is useful to understand the effects of these items on our results from operations, Loss for the period and Basic and Diluted Loss Per Share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA profit, Adjusted Results from Operations, Adjusted Loss for the period and Adjusted Basic and Adjusted Diluted Loss Per Share as against using measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, change in fair value of warrants and depreciation and amortization in case of Adjusted EBITDA profit. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted EBITDA profit, Adjusted Results from Operations, Adjusted Loss for the Period and Adjusted Basic and Adjusted Diluted Loss Per Share.

The following table reconciles our Losses for the periods (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (unaudited)	Three months ended		Year months ended
Amount in INR thousands	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023
Profit/(Loss) for the period as per IFRS	(117,187)	7,547	(482,461)	(288,167)
Employee share-based compensation costs	31,641	26,489	209,558	152,054
Depreciation and amortization	73,631	43,613	308,153	190,152
Impairment of loan to joint venture	1,000	-	72,719	1,000
Share of loss of joint venture	-	-	(41,616)	-
Finance income	(4,895)	(13,143)	(47,816)	(28,944)
Finance costs	29,441	101,916	100,453	326,399
Change in fair value of warrants	-	-	(32,756)	-
Listing and related expenses	33,913	3,409	55,818	23,591
Tax expense	5,352	15,817	16,906	46,787
Adjusted EBITDA	52,897	185,648	158,958	422,872

The following table reconciles our Results from Operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended		Year months ended
Amount in INR thousands	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023
Results from operations (as per IFRS)	(53,375)	115,546	(431,473)	79,666
Employee share-based compensation costs	31,641	26,489	209,558	152,054
Impairment of loan to joint venture	1,000	-	72,719	1,000
Adjusted Results from Operations	(20,734)	142,035	(149,196)	232,720

The following table reconciles Profit/(Loss) for the periods (an IFRS measure) to Adjusted Profit/(Loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Loss (unaudited)	Three months ended		Year months ended
Amount in INR thousands	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023
Profit/(Loss) for the period (as per IFRS)	(117,187)	7,547	(482,461)	(288,167)
Employee share-based compensation costs	31,641	26,489	209,558	152,054
Change in fair value of warrants	-	-	(32,756)	-
Impairment of loan to joint venture	1,000	-	72,719	1,000
Listing and related expenses	33,913	3,409	55,818	23,591
Adjusted Profit/(Loss) for the period	(50,632)	37,445	(177,122)	(111,522)

The following tables reconcile Basic and Diluted Earnings/(Loss) per share (an IFRS measure) to Adjusted Basic and Adjusted Diluted Earnings/(Loss) per share (a non-IFRS measure) for the periods indicated:

	Three months ended		Year months ended
Reconciliation of Adjusted Basic Earnings/(Loss) (Per Share) (unaudited)	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023
Basic Earnings/(Loss) per share (as per IFRS)	(1.86)	0.10	(7.66)	(4.59)
Employee share-based compensation costs	0.50	0.41	3.32	2.39
Change in fair value of warrants	-	-	(0.53)	-
Impairment of loan to joint venture	0.02	-	1.15	0.02
Listing and related expenses	0.54	0.05	0.88	0.37
Adjusted Basic Earnings/(Loss) Per Share	(0.80)	0.56	(2.84)	(1.81)

	Three months ended		Year months ended
Reconciliation of Adjusted Diluted Earnings/(Loss) (Per Share) (unaudited)	March 31, 2022	March 31, 2023	March 31, 2022	March 31, 2023
Diluted Earnings/(Loss) per share (as per IFRS)	(1.86)	0.09	(7.66)	(4.59)
Employee share-based compensation costs	0.50	0.39	3.32	2.39
Change in fair value of warrants	-	-	(0.53)	-
Impairment of loan to Joint venture	0.02	-	1.15	0.02
Listing and related expenses	0.54	0.05	0.88	0.37
Adjusted Diluted Earnings/(Loss) Per Share	(0.80)	0.53	(2.84)	(1.81)

The following table reconciles our Revenue (an IFRS measure), to Adjusted Revenue (a non-IFRS measure):

Reconciliation of Revenue (an IFRS measure) to Adjusted Revenue (a non-IFRS measure)

	Air Ticketing		Hotels and Packages		Other Services		Others		Total
	Three months ended March 31,
Amount in INR thousands (Unaudited)	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Revenue	321,615	625,618	180,521	429,491	50,515	32,759	52,241	106,402	604,892	1,194,270
Add: Customer promotional expenses	345,867	833,987	45,902	67,097	4,635	5,366	-		396,404	906,450
Service cost	-	-	(46,659)	(228,201)			-	-	(46,659)	(228,201)
Other income	-	-	-	-			-	-	25,405	22,337
Adjusted Revenue	667,482	1,459,605	179,764	268,386	55,150	38,125	52,241	106,402	980,042	1,894,856

	Air Ticketing		Hotels and Packages		Other Services		Others		Total
	Year ended March 31,
Amount in INR thousands	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023
Revenue	1,150,474	1,779,972	520,740	1,471,270	146,178	154,305	171,984	421,718	1,989,376	3,827,265
Add: Customer promotional expenses	1,060,600	2,555,320	237,695	263,756	15,326	23,380	-	-	1,313,621	2,842,455
Service cost	-	-	(159,284)	(669,098)			-	-	(159,284)	(669,098)
Other income	-	-	-	-			-	-	158,648	152,520
Adjusted Revenue	2,211,074	4,335,292	599,151	1,065,928	161,504	177,685	171,984	421,718	3,302,361	6,153,142

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” similar expressions and the negative forms of such expressions. Such statements include, among other things, statements concerning management’s beliefs as well as our strategic and operational plans; Yatra India’s ability to consummate the Indian IPO; the anticipated benefits of the IPO; the degree to which and how we will utilize debt facilities or the proceeds from the Indian IPO and the results we anticipate from how such funds are utilized; our expectations regarding the Go First insolvency proceedings and our ability to generate positive cash flow; and our future financial performance, including statements about our Revenue, cost of Revenue, operating expenses and our ability to achieve and maintain profitability, strengthen our balance sheet or take advantage of the rapidly recovering leisure and business travel market in India. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, Yatra India’s ability to consummate the Indian IPO; the impact of the COVID-19 pandemic; the impact of increasing competition in the Indian travel industry and our expectations regarding the development of our industry and the competitive environment in which we operate; the slowdown in Indian economic growth and other declines or disruptions in the Indian economy in general and travel industry in particular, including disruptions caused by safety concerns, terrorist attacks, regional conflicts (including the ongoing conflict between Ukraine and Russia), pandemics and natural calamities, our ability to successfully negotiate our contracts with airline suppliers and global distribution system service providers and mitigate any negative impacts on our Revenue that result from reduced commissions, incentive payments and fees we receive; the risk that airline suppliers (including our GDS service providers) may reduce or eliminate the commission and other fees they pay to us for the sale of air tickets; our ability to pursue strategic partnerships and the risks associated with our business partners; the potential impact of recent developments in the Indian travel industry on our profitability and financial condition; political and economic stability in and around India and other key travel destinations; our ability to maintain and increase our brand awareness; our ability to realize the anticipated benefits of any past or future acquisitions; our ability to successfully implement our growth strategy; our ability to attract, train and retain executives and other qualified employees, including suitable replacements for any members of our senior management team or other employees who may seek other employment opportunities as a result of the certain cost reduction initiatives that we have taken in response to the COVID-19 pandemic; and our ability to successfully implement any new business initiatives. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

Yatra Online, Inc. is the ultimate parent company of Yatra Online Limited (Formerly known as Yatra Online Private Limited, hereinafter referred to as “Yatra India”) whose corporate office is based in Gurugram, India. Yatra India is India’s leading corporate travel services provider with approximately 813 large corporate customers and approximately 58,000 registered SME customers and the second largest consumer online travel company (OTC) in the country in terms of gross booking revenue for Fiscal 2020 (Source: CRISIL Report). Leisure and business travelers use Yatra India’s mobile applications, its website, www.yatra.com, and its other offerings and services to explore, research, compare prices and book a wide range of travel-related services. These services include domestic and international air ticketing on nearly all Indian and international airlines, as well as bus ticketing, rail ticketing, cab bookings and ancillary services within India. With approximately 103,000 hotels in approximately 1,400 cities and towns in India as well as more than 2 million hotels around the world, Yatra India has the largest hotel inventory amongst key Indian online travel agency (OTA) players (Source: CRISIL Report). Yatra India also launched a freight forwarding business in late 2020 called Yatra Freight to further expand its corporate service offerings.

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Corporate Development and Investor Relations

ir@yatra.com

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE LOSS FOR THREE MONTHS AND YEAR ENDED MARCH 31, 2023

(Amount in thousands, except per share data and number of shares)

	Three months ended March 31,			Year ended March 31,
	2022	2023		2022	2023
	INR	INR	USD	INR	INR	USD
	Audited	Unaudited	Unaudited	Audited	Unaudited	Unaudited
Revenue
Rendering of services	552,651	1,087,868	13,236	1,817,392	3,405,548	41,435
Other revenue	52,241	106,402	1,295	171,984	421,717	5,131
Total revenue	604,892	1,194,270	14,531	1,989,376	3,827,265	46,566
Other income	25,405	22,337	272	158,648	152,520	1,856

Service cost	46,659	228,201	2,777	159,284	669,098	8,141
Personnel expenses	254,266	279,401	3,399	1,021,881	1,148,434	13,973
Marketing and sales promotion expenses	33,856	142,437	1,733	124,147	336,472	4,094
Other operating expenses	274,260	407,409	4,957	893,313	1,554,963	18,919
Depreciation and amortization	73,631	43,613	531	308,153	190,152	2,314
Impairment of loan to Joint venture	1,000	-	-	72,719	1,000	12
Results from operations	(53,375)	115,546	1,406	(431,473)	79,666	969

Share of loss of joint venture	-	-	-	41,616	-	-
Finance income	4,895	13,143	160	47,816	28,944	352
Finance costs	(29,441)	(101,916)	(1,240)	(100,453)	(326,399)	(3,971)
Listing and related expenses	(33,913)	(3,409)	(41)	(55,818)	(23,591)	(287)
Change in fair value of warrants - gain	-	-	-	32,756	-	-
Profit/(Loss) before taxes	(111,835)	23,364	284	(465,556)	(241,380)	(2,937)
Tax expense	(5,352)	(15,817)	(192)	(16,906)	(46,787)	(569)
Profit/(Loss) for the period	(117,187)	7,547	92	(482,461)	(288,167)	(3,506)

Other comprehensive income/ (loss)
Items not to be reclassified to profit or loss in subsequent periods (net of taxes)
Remeasurement gain on defined benefit plan	(3,113)	85	1	(247)	(10,714)	(130)
Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences loss	(4,679)	6,785	82	(5,640)	1,245	15
Other comprehensive profit/(loss) for the period, net of tax	(7,792)	6,870	83	(5,887)	(9,469)	(115)
Total comprehensive profit/(loss) for the period, net of tax	(124,979)	14,417	175	(488,348)	(297,636)	(3,621)

Profit/(loss) attributable to :
Owners of the Parent Company	(116,017)	6,280	77	(477,849)	(289,242)	(3,519)
Non-Controlling interest	(1,168)	1,267	15	(4,612)	1,075	13
Profit/(Loss) for the period	(117,187)	7,547	92	(482,461)	(288,167)	(3,506)

Total comprehensive profit/(loss) attributable to :
Owners of the Parent Company	(123,768)	13,149	160	(483,732)	(298,563)	(3,632)
Non-Controlling interest	(1,210)	1,268	15	(4,616)	927	11
Total comprehensive profit/(loss) for the period	(124,979)	14,417	175	(488,348)	(297,636)	(3,621)

Earnings/(Loss) per share
Basic	(1.86)	0.10	0.01	(7.66)	(4.59)	(0.06)
Diluted	(1.86)	0.09	0.01	(7.66)	(4.59)	(0.06)

Weighted average no. of shares
Basic	62,527,920	63,589,692	63,589,692	62,352,494	62,991,006	62,991,006
Diluted	62,527,920	66,733,713	66,733,713	62,352,494	62,991,006	62,991,006

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION AS AT MARCH 31, 2023

(Amounts in thousands, except per share data and number of shares)

	March 31, 2022	March 31, 2023	March 31, 2023
	INR	INR	USD
	Audited	Unaudited
Assets
Non-current assets
Property, plant and equipment	21,997	45,844	558
Right-of-use assets	229,710	200,760	2,443
Intangible assets and goodwill	752,260	778,963	9,478
Prepayments and other assets	922	1,177	14
Other financial assets	48,320	49,864	607
Term deposits	-	6,158	75
Other non financial assets	216,231	190,196	2,314
Deferred tax asset	9,996	11,086	135
Total non-current assets	1,279,436	1,284,048	15,623

Current assets
Inventories	235	76	1
Trade and other receivables	1,934,713	3,073,740	37,398
Prepayments and other assets	607,731	951,925	11,582
Income tax recoverable	205,557	273,039	3,322
Other financial assets	68,356	68,997	839
Term deposits	568,264	581,217	7,072
Cash and cash equivalents	800,282	503,601	6,127
Total current assets	4,185,138	5,452,595	66,341

Total assets	5,464,574	6,736,643	81,964

Equity and liabilities
Equity
Share capital	842	850	10
Share premium	20,286,474	20,388,799	248,069
Treasury shares	(11,219)	(11,219)	(137)
Other capital reserve	263,531	258,136	3,141
Accumulated deficit	(19,617,091)	(19,897,837)	(242,096)
Foreign currency translation reserve	(32,279)	(31,034)	(378)
Total equity attributable to equity holders of the Company	890,258	707,695	8,610
Total Non-controlling interest	1,983	11,624	141
Total equity	892,241	719,319	8,751

Non-current liabilities
Borrowings	4,204	19,274	235
Trade and other payables	42,605	-	-
Deferred tax liability	11,513	7,150	87
Employee benefits	34,108	40,747	496
Deferred revenue	64,965	-	-
Lease liability	230,668	203,393	2,475
Total non-current liabilities	388,063	270,564	3,292

Current liabilities
Borrowings	354,376	2,333,378	28,390
Trade and other payables	2,394,712	2,161,738	26,302
Employee benefits	68,845	56,020	682
Deferred revenue	183,212	45,721	556
Income taxes payable	4,052	18,025	219
Lease liability	38,991	47,835	582
Other financial liabilities	429,457	417,014	5,074
Other current liabilities	710,625	667,029	8,117
Total current liabilities	4,184,270	5,746,760	69,921
Total liabilities	4,572,333	6,017,324	73,213
Total equity and liabilities	5,464,574	6,736,643	81,964

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR YEAR ENDED MARCH 31, 2023

(Amount in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non controlling interest	Total Equity
Balance as at April 1, 2022	842	20,286,474	(11,219)	(19,617,091)	263,531	(32,279)	890,258	1,983	892,241

Loss for the period				(289,242)			(289,242)	1,075	(288,167)

Other comprehensive loss
Foreign currency translation differences				-		1,245	1,245	-	1,245
Re-measurement gain on defined benefit plan				(10,566)		-	(10,566)	(148)	(10,714)
Total other comprehensive loss	-	-	-	(10,566)	-	1,245	(9,321)	(148)	(9,469)

Total comprehensive loss	-	-	-	(299,808)	-	1,245	(298,563)	927	(297,636)

Share based payments	-	-	-	4,518	147,536	-	152,054	-	152,054
Transaction with equity shareholders	-	(27,340)	-	-	-	-	(27,340)	-	(27,340)
Exercise of options	8	129,665	-	-	(129,673)	-	-	-	-
Warrants	-	-	-	23,258	(23,258)	-	-	-	-
Change in non-controlling interest	-	-	-	(8,714)	-	-	(8,714)	8,714	-

Total contribution by owners	8	102,325	-	19,062	(5,395)	-	116,000	8,714	124,714

Balance as at March 31, 2023	850	20,388,799	(11,219)	(19,897,837)	258,136	(31,034)	707,695	11,624	719,319

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS FOR YEAR ENDED MARCH 31, 2023

(Amount in thousands, except per share data and number of shares)

	Year ended March 31,
	2022	2023	2023
	INR	INR	USD

Loss before tax	(465,556)	(241,380)	(2,937)
Adjustments for non-cash and non-operating items	417,178	439,033	5,342
Change in working capital	(952,243)	(2,054,229)	(24,994)
Direct taxes paid (net of refunds)	28,418	(105,770)	(1,287)
Net cash flows (used in) operating activities	(972,203)	(1,962,346)	(23,876)
Net cash flows (used in) investing activities	(86,536)	(145,952)	(1,776)
Net cash flows from financing activities	135,264	1,751,813	21,314
Net decrease in cash and cash equivalents	(923,475)	(356,485)	(4,338)
Cash and cash equivalents at the beginning of the period	1,711,589	800,282	9,737
Effect of exchange differences on cash and cash equivalents	12,168	59,804	728
Cash and cash equivalents at the end of the period	800,282	503,601	6,127

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited condensed consolidated financial and other data for the periods indicated:

	For the three months ended March 31,		For the year ended March 31,
(In thousands except percentages)	2022	2023	2022	2023
Quantitative details *
Air Passengers Booked	1,128	1,725	3,706	5,601
Stand-alone Hotel Room Nights Booked	317	425	1,018	1,753
Packages Passengers Travelled	4	5	10	21
Gross Bookings
Air Ticketing	9,439,494	15,122,132	27,648,844	56,408,351
Hotels and Packages	1,050,215	2,107,435	3,487,276	8,178,106
Other Services	936,702	603,146	3,162,247	2,811,038
Total	11,426,411	17,832,713	34,298,367	67,397,494
Adjusted Revenue
Air Ticketing	667,482	1,459,605	2,211,074	4,335,292
Hotels and Packages	179,764	268,386	599,151	1,065,928
Other Services	55,150	38,125	161,504	177,685
Others (Including Other Income)	77,646	128,739	330,632	574,238
Total	980,042	1,894,855	3,302,361	6,153,143
Net Revenue Margin%**
Air Ticketing	7.1%	9.7%	8.0%	7.7%
Hotels and Packages	17.1%	12.7%	17.2%	13.0%
Other Services	5.9%	6.3%	5.1%	6.3%

* Quantitative details are considered on Gross basis

** Net Revenue Margin is defined as Adjusted Revenue as a percentage of Gross Bookings.